
Photo: Carrington Spires

INVEST IN **SECOND ACT THEATRICAL CAPITAL**

Innovating Broadway by Opening New Pathways for You to Invest and Produce

LEAD INVESTOR

Arianna Afsar

Democratizing how we invest in theater might be the only way we can truly move the needle forward. Art has the power to change culture and culture has the power to change policy, but this can only be fully realized when we start challenging the nucleus of decision-making and who we empower as financial participants. Second Act Theatrical Capital is addressing just that because they believe the invitation to become a stakeholder should and must be open to all.

Invested $2,500 this round

theindustrystandardgroup.com New York NY

Female Founder | Minority Founder | Entertainment | Events & Festivals

Highlights

93.6% of producers on Broadway are white — our 8 BIPOC founders knew this needed to change

1. 🎭 93.6% of producers on Broadway are white -- our 8 BIPOC founders knew this needed to change
2. 🏆 WORLD-CLASS Team: Tony and Drama Desk Award winners. Worked on 75+ Broadway shows
3. 💰Broadway grosses over $1.5 BILLION/YEAR. We are making it open to EVERYONE
4. 💫 We are partnering with 20 of the top Broadway producers across the industry
5. 🎟️Broadway investments usually start at $25k. We are lowering the barrier to entry to $500
6. 👯 Investors will be invited to exclusive industry events -- talkbacks, happy hours, classes
7. 🚦Investors have a say in what shows we produce. Be a part of green-lighting a Broadway show!

Our Team



Rashad V. Chambers Founder

Tony Award-Winning Producer | Talent Manager | Recent Projects: LITTLE GIRL BLUE, CAROLINE OR CHANGE, AIN'T TOO PROUD, THE INHERITANCE



Miranda Gohh Founder

Producer | Founder of Theatre Producers of Color (TPOC) | Associate Producer with Davenport Theatrical Enterprises | Recent credits: IS THIS A ROOM, DANA H.



Adam Hyndman Founder

Tony Award-Winning Producer | Performer | Director | Activist | Recent credits: THE INHERITANCE, HADESTOWN, ONCE ON THIS ISLAND



Toni R. Isreal Founder

Producer | Marketing Expert | Founder/CEO of REALEMN Productions | Recent credits: PASS OVER, HADESTOWN, JAGGED LITTLE PILL, MJ THE MUSICAL



Rob Laqui Founder



Rob Laqui Founder

Producer | Performer: Dancer & Puppeteer | Associate Producer with Octopus Theatricals | Production Coordinator for NT America | Recent credits: HADESTOWN, IS THIS A ROOM, DANA H.



Sammy Lopez Founder

Broadway Producer | Social Media Strategist | Recent credits: HOW TO DANCE IN OHIO, GUN & POWDER, THE KITE RUNNER, A STRANGE LOOP, A CHRISTMAS CAROL, BE MORE CHILL, and a social media strategist for Broadway, Off-Broadway, and regional productions.



Ronee Penoi Founder

Producer | Director of Artistic Programming, ArtsEmerson | Consortium, First Nations Performing Arts | Recent credits: Producer, Octopus Theatricals (projects w/DeLanna Studi, Denis O'Hare, Dai Matsuoka), Producer in Residence, Woolly Mammoth Theatre



Cynthia J. Tong Founder

Creative Producer | Associate Producer, Tom Kirdahy Productions | Recent credits: THE INHERITANCE, LITTLE SHOP OF HORRORS, NYCLU / ACLU Benefit Concert



Isha Gulati Operations Manager

Member of the Theatre Producers of Color Inaugural Producing 101 Cohort | Theatre Operations, Marketing, and DEI Consultant



Mariya B

You're invited to the future of Broadway!

We are Second Act Theatrical Capital (2ATC) – a BIPOC-founded company that produces and invests in commercial theatrical productions like Broadway shows.

We specialize in working on shows that prioritize BIPOC narratives and creators, not just on the stage but behind as well.

Like *Hamilton* and *Ain't Too Proud - The Life and Times of the Temptations* and

Hadestown have proven, we believe that stories by or about or for BIPOC folks are not just necessary and important, but also exciting and profitable.


Photo of *Hadestown* on Broadway
Produced by 2ATC Industry Advocates
2019 Tony Award Winner: Best Musical

CREATING ACCESS


DID YOU KNOW THAT 93.6%
OF PRODUCERS ON BROADWAY ARE WHITE*?

The need for disruption, support, and access to make Broadway a more diverse, inclusive, and equitable industry was clear; not simply to support marginalized folks who don't have the same opportunities but also to revitalize the entire industry and bring sustainability for the future of the art form.


AAPAC
2016
2018
The Visibility Report
Racial Representation on NYC Stages
Broadway Producers
White
93.6%
Black
2.6%


Asian American 2.1%
Latinx 1.4%
MENA 0.2%
Indigenous 0%

*AAPAC Visibility Report 2018-2019

We invite you to help us break open the gates of commercial theater producing & investing. For the first time ever, through 2ATC, investing in Broadway shows is open to anyone, and we envision this flood of new participation to be a bold, beautiful, and diverse one.


Photo of *Once On This Island* on Broadway
Produced by 2ATC Industry Advocates
2018 Tony Award Winner: Best Revival of a Musical


RARE OPPORTUNITY TO INVEST IN THE
BOOMING BROADWAY INDUSTRY

In 2018-2019, **over 14 million people attended Broadway shows** which led to a **gross ticket revenue of over $1.5 billion**. Broadway is poised to bounce back after the pandemic with fresh narratives to meet the world's desire to gather and experience live events together.


GROSSES
Ticket Revenue
by Millions
Season: 2018-19
# of Weeks in Season: 52
Total Gross: $1,829,312,140
$2,000
$1,500
$1,000
$500
$0
1984-85
1991-92
1999-00
2007-08
2015-19

*Broadway League Research

The Broadway ecosystem is a multi-billion dollar industry and is expected to grow. Until now, investment in this industry has only been available to a small group of people: high-net-worth individuals identified as accredited investors.

It is time that this potential was opened up to all!

From 2017-2019, ticket revenue grew between 5-17% year over year. Many shows bring in over a million dollars week-to-week in gross revenue. Those returns went to a small group of folks.


2ATC IS OPENING UP A PATHWAY
FOR ANYONE, PARTICULARLY BIPOC FOLKS, TO
BECOME A FINANCIAL STAKEHOLDER IN BROADWAY.

Over their lifetime, blockbuster shows can compete with the success of major corporations across industries. A few contemporary examples that prove **Broadway can create global products** are Hamilton with gross revenue of $646,653,776.25 and Dear Evan Hansen with a gross revenue reporting of

$239,971,356.64. (*Grosses Data from Broadway Business)


UNIQUE FINANCIAL OPPORTUNITY

A standard minimum investment for a single Broadway show starts at $25,000. Investing in 2ATC starts at $500.


2ATC: Mitigating Risk Across Portfolio
$25,000
Traditional Individual Producer
Minimum Investment
(Per production)
$500
2ATC Stakeholder
Minimum Investment
(All productions in portfolio)

Not only does 2ATC lower the threshold to becoming a stakeholder in Broadway by an unprecedented amount, investing in us gives you access to the potential returns of an entire (diversified) portfolio of productions. This is a stark difference from the traditional model which sets extremely high investment minimums to participate in a singular production; your risk is concentrated with all of your "eggs in one basket."

Investing in 2ATC now allows you to financially benefit from all future 2ATC productions over the course of the next 3-6 seasons.


BROADWAY NEEDS YOU!

Be in the room where it happens – make change with us now.

We built 2ATC specifically with BIPOC investors in mind. It's time to have new perspectives on the field!


AS A COLLECTIVE, WE CAN INFLUENCE
THE WORK BEING MADE AND ALLOW MORE
NARRATIVES TO REFLECT THE WORLD WE LIVE IN.
THIS IS AN INVITATION
TO ALL THOSE WHO BELIEVE THAT TOO.

As an investor in 2ATC, you have the opportunity to say what you'd like 2ATC to produce. This is more than just a financial investment. **This is your opportunity to influence the cultural fabric of America and be a part of the future we are building.**


Photo of *Come From Away* on Broadway
Produced by 2ATC Industry Advocates
2017 Tony Award Winner: Best Director

For the regular American, many, if not all shows they see, whether it's at the high school, community theater, or professional level started on Broadway.

Creating change at the Broadway level will have a powerful and lasting ripple effect throughout the theater industry as a whole and set precedents for markets nationwide


Photo of *Pass Over* on Broadway
Produced by 2ATC Industry Advocates
2021: First Broadway Play To Open




MEMBERSHIP BENEFITS AND
COMMUNITY ENGAGEMENT

As an investor in 2ATC, you join a community and receive many exciting benefits from exclusive access to connecting with industry professionals and creatives to educational opportunities.


SECOND ACT THEATRICAL CAPITAL
Benefits include but are not limited to:
- Pro-rata share in Second Act Theatrical Capital (2ATC)
- Access to 2ATC-specific Business of Broadway classes
- Membership socials & internal membership networking events
- Private events with productions & industry insiders
- Industry Events and Broadway Show Nights
- Opportunities to lead or participate in projects related to the shows that 2ATC invests in
- Periodic financial reporting and updates on how 2ATC investments are going
- Membership into The Industry Standard Group (WHO? See below!)

Who founded 2ATC?

Second Act Theatrical Capital (2ATC) is a subsidiary of The Industry Standard Group (TISG). TISG is a community organization that promotes diverse projects, increases the presence of BIPOC (Black, Indigenous, and People of Color) investors & producers in the commercial producing field, & expands the opportunities that these communities are granted in the industry.


Photo: Carrington Spires

The founders of 2ATC & TISG are a decentralized leadership cohort of BIPOC producers in the commercial theatrical realm that bring expertise and experience from the highest level. We came together through a shared affinity and commonality of often being the only collaborator of color in many rooms on Broadway, and they sought to create change by re-imagining the pathways to participation within the decision-making levels of theater-making.


SELECT FOUNDING MEMBERS
BROADWAY CREDITS


HADESTOWN
A CHRISTMAS CAROL
ain't too proud
THE LIFE AND TIMES OF THE TEMPTATIONS
THE INHERITANCE
PASS OVER
DANA H.
Is This A Room
SHARON D CLARKE
CAROLINE OR CHANGE
KERRY WASHINGTON
AMERICAN SON
TOM HIDDLESTON
ZAWE ASHTON
CHARLIE COX
BETRAYAL
HAROLD PINTER


BE MORE CHILL
THE BROADWAY MUSICAL
ONCE ON THIS ISLAND
THE MUSICAL
BANDSTAND
The New American Musical
MJ THE MUSICAL
jagged little pill
THE MUSICAL

INDUSTRY BUY-IN

We've secured partnerships with top Broadway producers and will be working with them to produce the next hit Broadway shows. These producers have developed shows such as *Pass Over;* the first show to reopen Broadway, the Pulitzer Prize-winning *A Strange Loop*, the Tony Award-winning *Hadestown*, the Tony Award-winning *Come from Away,* and many others.

Introducing our Industry Advocates

Our group of mission-aligned industry allies who are supporting our organization.

Liz Armstrong
Hunter Arnold
Jana Bezdek
Diana DiMenna
Sue Frost
Aaron Glick
Jen Hoguet
Ben Holtzman
Mara Isaacs
Tom Kirdahy
Joey Monda
Dale Mott
Spencer Ross
Matt Ross
Erica Rotstein
Fiona Rudin
Jayne Sherman
Heather Shields
Ron Simons
Rachel Sussman
Barbara Whitman

VALUES AND FUTURE-VISIONING

We are a mission-aligned group led by the belief in the potential for progress and change in our industry!

You should join us if:

- You believe in more equitable producing and prioritizing underrepresented voices and BIPOC narratives and creators.
- You are interested in learning more about commercial theater producing and investing and how the whole thing works.
- You seek a mission-aligned community and want to network with a wide range of folks interested in theater.
- You love theater and want to contribute to see meaningful change.
- You want to put your money where your mouth is and you believe in the ability for new narratives to be financially successful


TISG
THE INDUSTRY STANDARD GROUP
Rashad V. Chambers (He/Him/His)
Miranda Gohh (She/Her/Hers)
Adam Hyndman (He/Him/His)
Toni R. Isreal (She/Her/Hers)
Rob Laqui (He/Him/His)
Sammy Lopez (He/Him/His)
Ronee Penoi (She/Her/Hers)
Cynthia J. Tong (She/Her/Hers)